EXHIBIT (a)(1)(L)

OAO Technology Solutions Announces Expiration of the Subsequent Offering Period

GREENBELT, MD—January 13, 2004—OAO Technology Solutions® (NASDAQ—OAOT) (“OAOT” or the “Company”) announced today that the subsequent offering period for its $3.15 net per share offer in cash for any and all shares of its common stock that remained outstanding following the expiration of the initial offering period, expired at 5:00 p.m., New York City time, on January 12, 2004. The initial offering period expired at 5:00 p.m., New York City time, on December 18, 2003. During the subsequent offering period, an additional 262,933 shares of common stock were tendered and accepted for purchase, bringing the total number of shares tendered and accepted for purchase during the initial and subsequent offering periods to 6,756,048. The total number of shares tendered represents approximately 83% of the shares of the Company’s common stock held by its unaffiliated stockholders as of November 13, 2003, the date on which the offer was commenced.

The offer was made pursuant to an Agreement and Plan of Merger, dated November 5, 2003 (the “Merger Agreement”), by and among Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, TP Merger Sub, Inc. (“MergerCo”) and the Company. In accordance with the terms of the Merger Agreement, MergerCo and the Company will, as promptly as practicable following the expiration of the offer, effect a back-end merger of MergerCo with and into the Company, with the Company as the surviving corporation in the merger (the “Merger”). In the Merger, all stockholders of the Company, other than MergerCo, will have their shares of OAOT common stock converted into the right to receive $3.15 net per share in cash, without interest, unless a stockholder were to seek and perfect appraisal rights under Delaware law, as described in detail in the Offer to Purchase for the offer and in the information statement to be mailed to remaining stockholders (as described below).

Because MergerCo will own less than 90% of the outstanding shares of OAOT common stock immediately prior to consummation of the Merger, the Merger will be effected as a long-form merger under Delaware law, which requires approval of the Merger Agreement by the holders of a majority of the outstanding shares of OAOT common stock. Because MergerCo will own approximately 85% of the outstanding shares of OAOT common stock immediately prior to the Merger, it will be able to approve the Merger on behalf of the OAOT stockholders by executing a written consent adopting and approving the Merger Agreement. Pursuant to Securities and Exchange Commission (“SEC”) regulations and Delaware law, the Company will deliver to each holder of its common stock an information statement that informs such holders of the actions taken by MergerCo, along with certain other required information. The Company anticipates filing a preliminary version of the information statement with the SEC within the next several days, and will mail the definitive information statement to each remaining stockholder upon SEC clearance for distribution.

About OAO Technology Solutions, Inc.

OAOT operates across two lines of business: Managed IT and Healthcare IT Solutions. As a partner to global outsourcers and major corporations, OAOT delivers managed IT solutions to commercial clients and government agencies worldwide. The Company’s key offerings include: application management, IT infrastructure support, professional staffing services and healthcare IT solutions. Headquartered in Greenbelt, Maryland, the Company’s 2,500 employees work in over 200 locations throughout the world. For more information visit our website at www.oaot.com. Please direct media inquiries and investor inquiries to Maisha Hoye at (301) 486-2388 or email your request to media@oaot.com or ir@oaot.com.

Copyright © 2004 by OAO Technology Solutions, Inc.® All rights reserved.

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